Exhibit (r)(2) CREDIT PARTNERS POLICY

Policy Name	Personal Trading – Credit Partners Policy

Executive Summary

This Personal Trading Policy (the “Policy”) sets forth the requirements and restrictions that govern securities trading and other investing activities by officers, supervised persons and employees of Brown Brothers Harriman Credit Partners, LLC (the “Adviser”), a subsidiary of Brown Brothers Harriman & Co., (“BBH”). The persons referenced above are collectively designated as “Advisory Personnel” herein. Unless otherwise defined in this Policy, capitalized terms are used as defined in Appendix A.

This Policy requires, among other things, that Advisory Personnel disclose all Covered Accounts (as defined below), that Advisory Personnel maintain such accounts at certain designated brokerage firms, and that the Adviser’s Compliance Department (“Compliance”) receives all activity and positions in such accounts. In addition, certain Advisory Personnel (for example, those having potential access to material, non-public, proprietary or client trading information) are assigned certain designations (e.g., Authorized Insiders, Access Persons, InServ Insiders) and subject to trade pre-approval requirements and other restrictions as described below.

BBH Personnel that provide support to the Adviser are subject to the Personal Trading - Policy which has requirements substantially similar to this Policy.

Policy Statement

I. Scope

If any provision of this Policy conflicts with applicable local legal or regulatory requirements, the local requirements prevail. Advisory Personnel may also be subject to additional personnel trading requirements and restrictions.

It is the responsibility of all Advisory Personnel to comply with this Policy and with all applicable legal and regulatory requirements, with respect to themselves, their Family Members, and others when applicable.

II. Policy Requirements

A. General Standards and Prohibited Activities

Advisory Personnel must conduct all personal investing activities lawfully and in a manner that avoids actual or potential conflicts between their own interests and the interests of the Adviser and its clients. Advisory Personnel must carefully consider the nature of their responsibilities – and the type of information that they might be deemed to possess in light of any particular securities transaction – before engaging in any personal investing activity.

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Advisory Personnel are prohibited from engaging in any illegal, manipulative or deceptive trade practices. Without limiting the generality of the foregoing, the following activities are expressly prohibited, whether or not a profit is realized from the transaction:

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Advisory Personnel in possession of MNPI regarding an issuer of securities are prohibited from buying or selling any securities of that issuer or advising any other person to buy or sell such securities.

•

Advisory Personnel in possession of MNPI regarding an issuer of securities are also prohibited from buying or selling securities of any other issuer (or advising others to do so) when the information possessed would also be material to the price of the other issuer’s securities (i.e., “shadow trading”). This is often the case when there is a market connection between the issuers, such as competitors in the same industry, or suppliers or customers of an issuer.

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Advisory Personnel are prohibited from buying or selling a security or advising any other person to buy or sell a security based on knowledge that any fund or client account that is advised by the Adviser intends to buy or sell that security or a related security (i.e., “front-running”).

•

Advisory Personnel are prohibited from buying or selling a security or engaging in a pattern of buying or selling securities, or advising any other person to do so, based on knowledge that a fund or client account advised by the Adviser has recently engaged in such activity (i.e., “parallel trading”).

•

Advisory Personnel are prohibited from engaging in personal investing activities during business hours at a volume and/or frequency of activity that interferes, or could reasonably be expected to interfere, with an employee’s job responsibilities.

B. Trading Designations, Pre-Clearance and Other Requirements

Certain Advisory Personnel are subject to additional limitations due to their actual or potential access to MNPI and other sensitive information relating to securities transactions, holdings and other activities of the Adviser and its clients

1. Restricted Lists

Compliance shall maintain one or more lists (“Restricted Lists”) of issuers and their securities with respect to which the Adviser and Advisory Personnel have or may have MNPI, including securities held by funds or client accounts advised by the Adviser. Advisory Personnel required to pre-clear trades as specified below are generally prohibited from buying or selling any securities on a Restricted List, as follows:

•

Access Persons are generally prohibited from trading in securities on any Restricted List, subject to limited exceptions as approved in writing by Compliance when it can be demonstrated that the employee had no access to MNPI regarding the security (e.g., trades agreed to on a future date, similar to an automatic investment plan);

•	Authorized Insiders are generally prohibited from trading in securities on any Restricted List, with the exception of securities held by the BBH Select Series – Large Cap Fund and

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the Equity Income strategy, as well as limited exceptions as approved in writing by Compliance when it can be demonstrated that the employee had no access to MNPI regarding the security (e.g., trades agreed to on a future date, similar to an automatic investment plan).

2. Trading Designations

The Trading Designations under this Policy include the following:

a. Authorized Insiders: Authorized Insiders, or AIs, are Adviser Personnel who by their role or function are expected to have access to MNPI about publicly traded securities through their role as an officer or director of the Adviser. It is generally expected that the Authorized Insiders of the Adviser will be members of its Board of Directors.

b. Access Persons: All Advisory Personnel are designated as Access Persons because they or may become exposed to non-public information about securities transactions or holdings of funds or client accounts advised by the Adviser (e.g., having access to trading systems, portfolio accounting systems or research databases), or that such Access Persons may make any recommendation, participate in the development of recommendations, or who have access to information concerning recommendations on Covered Securities being made by the Adviser to a fund or other client account. Support personnel (e.g., Compliance, OGC, Audit) within the Adviser may be designated Access Persons on a case-by-case basis if their job functions give them access to such non-public information.

Typically, the following support personnel are designated as Access Persons:

i.	General Counsel and certain other U.S. Office of the General Counsel personnel

ii.	The Advisor’s Chief Compliance Officer and certain other U.S. Compliance personnel

iii.	The Advisor’s General Auditor and Internal Audit personnel supporting fund or client accounts advised by the Adviser

iv.	Risk, Compliance and Office of General Counsel personnel providing services to the Adviser

c. Portfolio Personnel: Some Access Persons are identified as “Portfolio Personnel.” Portfolio Personnel are Access Persons who are part of a Portfolio Management team and as a result, may have knowledge of likely trading activity in the portfolios of any fund or client account advised by the Adviser (“Portfolio” or “Portfolios”).

3. Requirements Applicable to Trading Designations

Adviser Personnel assigned the designations listed above are subject to the following requirements:

a. Requirements Applicable to Authorized Insiders and Access Persons:

All Authorized Insiders and Access Persons must pre-clear all transactions in Covered Securities by submitting a pre-clearance request in MCO before placing an order to purchase or sell such security (with the exception of trades in approved Small Family Member

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accounts as described below). The proposed transaction must be approved in writing by Compliance before the order can be placed and the transaction may proceed.

Small Family Member accounts: Personal trades in accounts of covered family members of U.S. employees having an account balance below $10,000 are not subject to pre-clearance requirements, subject to the following conditions:

i.	The employee must submit the account in MCO as a Small Family Member account and receive approval from Compliance;

ii.	The employee must certify that he/she will not be involved in investment decisions in the account;

iii.	Accounts must be maintained at approved designated brokers to enable the Adviser to receive electronic trade data from the brokers;

iv.

Employees are required to notify Compliance if the account value grows above $10,000; in such cases the account status will be changed to a regular self-directed brokerage account and trade pre-clearance will be required; and

v.	A family member of an employee will be permitted to maintain only one such Small Family Member account.

Trade Pre-Clearance approvals are subject to the following conditions:

i.

Pre-clearance approvals are valid until the end of the trading session on the business day on which the approval was granted. Any trade pre-clearance approval obtained on a non-business day, or after the close of the trading session on a business day, shall be valid until the end of the trading session on the next business day. ADVISORY has the right to revoke a previously issued pre-clearance approval in any security that is added to the Restricted List after a trade pre-clearance approval in that security has been issued, but before the trade has been executed.

ii.

Pre-clearance approvals of Good Til Canceled (GTC) and Good Til Date (GTD) orders are valid until such orders are executed provided that the trade is not modified and no MNPI is received regarding the issuer.

iii.	The Adviser may request that an approved trade be cancelled or reversed whenever circumstances so dictate.

iv.

The Adviser has the right to deny approval of a transaction for any reason. The fact that a trade has been approved or denied is confidential and should not be disclosed to anyone either within or outside of the Adviser or BBH.

b. Additional Restrictions Applicable to Access Persons:

i.	Holding Periods & Short-Term Profits

Access Persons who buy or sell a Covered Security may not sell or buy the same Covered Security (or its equivalent) for 30 days from and after the initial trade date. Access Persons may not profit from the purchase and sale, or sale and purchase, of the same (or equivalent) Covered Securities in a Covered Account within thirty (30) calendar days. Compliance will determine on a case-by-case basis whether a trade is deemed to be in the same or equivalent security as a prior trade and therefore

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subject to the 30-day holding period requirement (e.g., sales of shares are permitted on a first-in, first-out basis when the quantity to be sold has been held more than 30 days, even if there has been a purchase of the same security within 30 days; as are certain options and/or stop loss strategies designed to mitigate the risk of loss of principal).

ii.	Reporting Requirements

1.

Newly designated Access Persons and Authorized Insiders must complete and submit via MCO an Initial Access Person Certification within ten (10) days of designation. Newly designated Access Persons and Authorized Insiders must also submit to Compliance holdings reports of all Covered Securities held in Covered Accounts of which the Access Person has a Beneficial Ownership interest (holdings reports must be as of a date within forty-five (45) days of the Access Person designation date), and

2.

On an annual basis, Access Persons must complete an Access Person Certification and submit to Compliance holdings reports of all Covered Securities held in Covered Accounts of which the Access Person has a Beneficial Ownership interest (holdings reports must be as of a date within forty-five (45) days of the date the annual certification is submitted to Compliance).

Each annual holdings report submitted must contain, at a minimum, the title and type of security, and as applicable, the exchange ticker symbol or CUSIP number, number of shares, principal amount of each reportable security in which the Access Person has any direct or indirect Beneficial Ownership and the name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit.

c. Additional Restrictions Applicable to Portfolio Personnel:

Portfolio Personnel may not buy a Covered Security being considered for purchase by a Portfolio they influence, have discretion over, or for a Portfolio where they have access to information regarding trading activity where, in the judgment of the Advisor’s management, the purchase by the Portfolio of that Covered Security is likely in the next 30 days.

Portfolio Personnel who purchase a security that, within the following 30 days, is subsequently purchased by a Portfolio may be required to liquidate the position immediately and forfeit any realized profits. Portfolio Personnel are responsible for any tax liabilities that may occur as a result of a sale required by this Policy.

In addition to Compliance approval of pre-clearance requests as described above, pre-clearance requests by Portfolio Personnel also require the prior approval of the Portfolio Personnel’s direct manager.

Portfolio Personnel trading activity in securities covered by Expert Networks may be subject to Compliance review.

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C. Disclosures and Other Requirements Relating to Covered Accounts

All Advisory Personnel must disclose all Covered Accounts to Compliance. Newly hired Advisory Personnel must disclose Covered Accounts to Compliance by submitting a Personal Securities Account Disclosure form in MCO or indicate that they have no Covered Accounts to disclose by submitting a No Reportable Accounts Affirmation in MCO. Account disclosures must be completed within 10 days for U.S. Personnel and within 30 days for non-U.S. Personnel (other than Access Persons, as described above).

All Advisory Personnel must maintain Covered Accounts (excluding Managed Accounts) at one of the brokerage firms listed in Appendix B (a “Designated Broker”). Newly hired Advisory Personnel with Covered Accounts that are not Managed Accounts maintained at firms that are not Designated Brokers must initiate the transfer of all positions and other holdings in such accounts to a Designated Broker within 30 days of their start date.

Advisory Personnel may not open a new Covered Account without prior approval from Compliance. Compliance approval to open a new Covered Account may be requested by completing and submitting the Personal Securities Account Disclosure form available in MCO.

Advisory Personnel understand and acknowledge that the Adviser is required to obtain reports of holdings, transactions and other activities in Covered Accounts and will authorize the Adviser to request such information from the firm that maintains such accounts. In the case of Covered Accounts maintained outside the United States, Advisory Personnel must instruct their bank/brokerage firm(s) to forward copies of all trade confirmations to their respective Compliance Officer. Advisory Personnel must promptly advise their respective Compliance Officer if their financial institutions are either prohibited by law or simply refuse to forward confirmations and statements to the Adviser. In such cases, Advisory Personnel will be responsible for forwarding copies of these statements and confirmations to Compliance.

D. Managed Accounts

Managed Accounts are Covered Accounts where a third-party broker or investment manager has been given sole investment discretion over all activity in the account pursuant to a written advisory services or similar agreement that has been disclosed and provided to Compliance. Managed Accounts are generally subject to the requirements of this Policy, except that transactions in Managed Accounts do not require pre-approval and are not subject to any minimum holding periods under this Policy.

E. Pre-Approval Requirement for Initial Public Offerings (“IPOs”) and Initial Coin Offerings (“ICOs”)

Advisory Personnel may not acquire any interest in an Initial Public Offering or an Initial Coin Offering without the prior approval of their manager and review by Compliance. Advisory Personnel may request pre-approval for IPOs by submitting the Initial Public Offering (IPO) Request form and for ICOs by submitting the Private Securities Transaction Request form available in MCO (see the Private Securities Transactions Policy for additional information regarding ICOs).

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The requirement that Advisory Personnel receive pre-approval for IPOs and ICOs extends to Family Members as well. It is the responsibility of Advisory Personnel to inform Family Members of this obligation.

F. Transactions in Mutual Funds or UCITS Funds advised by the Adviser

The Adviser expects all Advisory Personnel to conduct their personal trading in mutual funds or UCITS Funds advised by the Adviser with integrity and in an honest and ethical manner. When trading in shares of such mutual funds or UCITS Funds, all Advisory Personnel are responsible for understanding and complying with the terms and conditions for investment in the fund, including any restrictions on market timing and late trading.

Authorized Insiders and Access Persons (including Portfolio Personnel) are required to pre-approve all trades in such mutual funds (unless it is a BBH 401(k) allocation). This pre-approval requirement and the holding period described below apply to any mutual fund managed and/or advised by the Adviser, with the exception of the BBH Money Market Fund and the BBH Limited Duration Fund.

All Advisory Personnel are required to hold such mutual fund or UCITS fund share purchases or exchanges for a period of at least 60 days and will be prohibited from investing in such fund for a period of 60 days after shares in that fund are sold or exchanged. These restrictions will be enforced on a last in, first out (“LIFO”) basis, and apply to purchases and/or sales in any Covered Account. These restrictions do not apply to employer matching or profit-sharing contributions, or to dividends.

Advisory Personnel who dispose of shares within the 60-day holding period may be required to forfeit any profits realized on the transaction, unless an exception has been granted by Compliance. If the violation involves a sale and purchase rather than a purchase and a sale, the gain, if any, will be determined by whether or not the shares were repurchased for less than they were sold.

G. Private Securities Transactions (Including Investments in Private Funds advised by the Adviser)

Purchases by Advisory Personnel of Private Securities are subject to the Private Securities Transactions Policy. Private Securities are securities that are not generally available to public investors, and are not executed through a securities market, such as a stock exchange, automated quotation system or over-the-counter market, including any interest obtained through a private placement or other non-registered offering, and include privately offered investment funds advised by the adviser. In addition, investments in ICOs or similar unregistered token sales are generally considered private securities transactions.

III. Roles and Responsibilities

The Adviser’s Management will inform Compliance of any securities that are to be added or removed from a Restricted List. Compliance will:

•	Maintain the Restricted Lists

•	Pre-clear transactions requests submitted by Access Persons and Authorized Insiders?

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•	Assign and maintain the appropriate trading designations and other relevant classifications and other information in MCO

•	Ensure that all newly hired Advisory Personnel either disclose their Covered Accounts and Managed Accounts or attest to the absence of such accounts

•	Perform surveillance over the investing activities of Advisory Personnel to monitor compliance with this Policy

•	Provide guidance to Advisory Personnel about the requirements of this Policy

IV. Consequences of Policy Violations

When a potential breach of this Policy is discovered, an investigation and escalation process will be followed. Each such incident will be investigated individually based on the facts and circumstances.

Any violation of this Policy, including those with respect to confidential information, insider trading or conflicts of interest, may subject the Advisory Personnel involved to corrective action by the Adviser as provided in the Corrective Action Policy, up to and including termination of employment, and possible civil or criminal penalties. When appropriate, short-term profits realized from any transaction effected in violation of this Policy may be required to be disgorged.

V. Certification

All Advisory Personnel will be required annually to certify to their compliance with this Policy.

Appendix A

Definitions

1.

“Beneficial Ownership” occurs when a person may benefit, directly or indirectly, from a transaction or an account that belongs to another person. Advisory Personnel are presumed to have Beneficial Ownership in accounts held by Family Members, with the exception of non-spouse/domestic partner family members who are not Primarily Supported by Advisory Personnel.

2.

“Covered Accounts” are securities and other accounts in which the account holder is able to purchase and sell Covered Securities for which Advisory Personnel and/or their Family Members have Beneficial Ownership, direct or indirect control, trust accounts for which Advisory Personnel and/or their Family Members are settlor, trustee or beneficiary, and partnership accounts for which Advisory Personnel and/or their Family Members are general partners. Covered Accounts do not include accounts that can hold only registered investment companies, unit investment trusts or variable contracts.

3.

“Covered Securities” include all equity and fixed income securities (including ETFs), any warrant or right for, option in, or security immediately convertible into that security and any instrument that has an investment return or value based, in whole or in part, on that security (i.e., derivatives). The following are excluded from the definition of Covered Security: securities

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issued or guaranteed by the U.S. Government or by an entity controlled or supervised by the U.S. Government (including derivatives thereof), OECD Government instruments, bankers’ acceptances, bank certificates of deposit, commercial paper and other money market instruments, shares of registered open-end investment companies (including non-U.S. unit trusts) other than a fund managed by the Advisor, and transactions effected pursuant to an automatic investment plan.

4.

“Family Members” of a person means the person’s immediate spouse, domestic partner, minor children and others living in the same household, with the exception of non-spouse/ domestic partner household members who are not Primarily Supported by the Advisory Personnel. “Primarily Supported” means the Advisory Personnel pays more than half of the household member’s living expenses. “Domestic Partner” means a person with whom the Advisory Personnel has a relationship wherein the parties: are both at least eighteen (18) years of age and mentally competent to consent to contract; are not married under either statutory or common law; are not the domestic partner of any other person; are not related by blood to a degree of closeness that would prohibit marriage; are in an exclusive, committed relationship with each other that has existed for at least twelve (12) months and is intended to be permanent; currently share the same residence and have done so for at least twelve (12) months; and are financially interdependent.

5.	Material Non-Public Information” or “MNPI” has the meaning provided in the Information Barriers and Insider Information Policy.

Appendix B

Designated Brokerage Firms

1.	Charles Schwab

2.	Morgan Stanley

3.	E*Trade

4.	Fidelity Brokerage

5.	Merrill Lynch

6.	TD Ameritrade

Attachments

Related Policies	Personal Trading - Policy

Related Procedures